Exhibit 12.1

EPL Intermediate, Inc.

Computation of Ratios of Earnings to Fixed Charges

The table below sets forth EPLI's ratio of earnings to fixed charges on a consolidated basis for each of the time periods indicated.  This ratio shows the extent to which EPLI generate enough earnings after the payment of all expenses other than interest to make required interest payments on its debt.

	Fiscal Years					26 Weeks Ended
	2004	2005	2006	2007	2008	June 30 , 2008	June 30, 2009
	(dollars in thousands)
Fixed Charges:
Interest expense	$18,025	$42,111	$28,813	$29,167	$26,003	$13,617	$14,426
Capitalized interest	95	190	166	252	205	115	19
Interest portion of rent expense	799	815	965	1,107	1,266	602	678
Total fixed charges	$18,919	$43,116	$29,944	$30,526	$27,474	$14,334	$15,123
Earnings:
Pretax income	$1,343	$(19,825)	$1,709	$(941)	$(51,531)	$(10,190)	$(6,232)
Add fixed charges	18,919	43,116	29,944	30,526	27,474	14,334	15,123
Subtract capitalized interest	(95)	(190)	(166)	(252)	(205)	(115)	(19)
Total earnings	$20,167	$23,101	$31,487	$29,333	$(24,262)	$4,029	$8,872
Ratio of earnings to fixed Charges(1)	1.1	0.5	1.1	1.0	-0.9	0.3	0.6

(1)
For purposes of calculating the ratio of earnings to fixed charges, earnings consist of net income before taxes plus fixed charges (excluding capitalized interest).  Fixed charges consist of interest (expense and capitalized) on all indebtedness, plus a proportion of rental expense deemed to be representative of an interest factor.